TSMC Reports Second Quarter EPS of NT$9.14

HSINCHU, Taiwan, R.O.C., Jul. 14, 2022 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$534.14 billion, net income of NT$237.03 billion, and diluted earnings per share of NT$9.14 (US$1.55 per ADR unit) for the second quarter ended June 30, 2022.

Year-over-year, second quarter revenue increased 43.5% while net income and diluted EPS both increased 76.4%. Compared to first quarter 2022, second quarter results represented an 8.8% increase in revenue and a 16.9% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue was $18.16 billion, which increased 36.6% year-over-year and increased 3.4% from the previous quarter.

Gross margin for the quarter was 59.1%, operating margin was 49.1%, and net profit margin was 44.4%.

In the second quarter, shipments of 5-nanometer accounted for 21% of total wafer revenue; 7-nanometer accounted for 30%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 51% of total wafer revenue.

“Our second quarter business was supported by HPC, IoT and Automotive-related demand,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into third quarter 2022, we expect our business to be supported by continued demand for our industry-leading 5nm and 7nm technologies.”

Based on the Company’s current business outlook, management expects the overall performance for third quarter 2022 to be as follows:

-Revenue is expected to be between US$19.8 billion and US$20.6 billion;

And, based on the exchange rate assumption of 1 US dollar to 29.7 NT dollars,

-Gross profit margin is expected to be between 57.5% and 59.5%;

-Operating profit margin is expected to be between 47% and 49%.

TSMC’s 2022 second quarter consolidated results:

(Unit: NT$ million, except for EPS)
	2Q22	2Q21	YoY	1Q22	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	534,141	372,145	43.5	491,076	8.8
Gross profit	315,468	186,197	69.4	273,203	15.5
Income from operations	262,124	145,667	79.9	223,790	17.1
Income before tax	265,998	149,391	78.1	226,832	17.3
Net income	237,027	134,359	76.4	202,733	16.9
EPS (NT$)	9.14[b]	5.18[b]	76.4	7.82[b]	16.9
a: 2Q2022 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 291 distinct process technologies, and manufactured 12,302 products for 535 customers in 2021 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

#     #     #

TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com